SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of February 2004

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






PRELIMINARY ANNOUNCEMENT OF THE RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

- Group operating profit* increased to GBP223.0m (2002 - GBP220.6m); GBP165.5m after goodwill amortisation and exceptional items (2002 - GBP213.4m)

- Profit before tax* of GBP193.7m (2002 - GBP201.3m); GBP129.3m after goodwill amortisation and exceptionals (2002 - GBP198.0m)

- Earnings per share* of 20.1p (2002 - 20.1p); 14.3p after goodwill amortisation and exceptionals (2002 - 19.6p)

- Gaming operating profit* up 12% to GBP117.2m (2002 - GBP104.8m), reflecting continued growth in bingo and casinos and the addition of Blue Square

- Hard Rock operating profit down to GBP23.1m (2002 - GBP27.6m), due to difficult trading conditions but with good progress on brand extensions into hotels and casinos

- Deluxe operating profit* up 4% to GBP93.8m (2002 GBP90.0m), with a strong performance in Film offsetting the anticipated decline within Media

- Proposed final dividend up 6% to 9.3p (2002 - 8.8p), making a total for the year of 13.9p (2002 - 13.2p)

- Net debt of GBP700.5m (2002 - GBP399.1m), following redemption of convertible preference shares; fixed charge cover of 4.4 times

- Exceptional charge after tax of GBP31.9m

* before goodwill amortisation and exceptional items

Commenting on the results, Mike Smith, Chief Executive, said:

"Overall, the financial result for 2003 was satisfactory and the Group made substantial progress in positioning its businesses for long-term growth.

The trading patterns experienced in the first eight weeks since the year end are similar to those experienced in 2003. Despite adverse currency movements, we expect to make progress during 2004 and underlying earnings can be expected to benefit from a much lower cost of capital following the refinancings completed in 2003. The main focus of our efforts in 2004 will be on Gaming where the opportunities for further development, especially following the proposed changes in the UK regulatory environment, could be significant."

Enquiries:

The Rank Group                                               Tel: 020 7706 1111
Mike Smith, Chief Executive
Ian Dyson, Finance Director
Peter Reynolds, Director of Investor Relations

Press Enquiries:

The Maitland Consultancy                                     Tel: 020 7379 5151
Angus Maitland
Suzanne Bartch

ANALYST MEETING, WEBCAST AND CONFERENCE CALL DETAILS:

Friday 27 February 2004

There will be an analyst meeting at King Edward Hall, Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ, starting at 9.30am. There will be a simultaneous webcast and conference call of the meeting.

To register for the live webcast, please pre-register for access by visiting the Group website, (www.rank.com). A copy of the webcast and slide presentation given at the meeting will be available on the Group's web-site later today. The webcast will be available for a period of six months.

An interview with Mike Smith, Chief Executive, in video/audio and text will also be available from 7.00am GMT on 27 Feb 2004 on: http:// www.rank.com and on http://www.cantos.com

CONFERENCE CALL DETAILS:

Friday 27 February 2004
9.20am Please call 0800 953 1444 or from outside the UK +44 (0)1452 542 300 quoting "Rank Group Results"
9.30am Meeting starts

CHIEF EXECUTIVE'S REVIEW

Results

Group operating profit* was slightly ahead of last year at GBP223.0m (2002 - GBP220.6m). Overall, this was a satisfactory result and was achieved despite the costs associated with the future development of the Group and GBP4.6m of adverse currency movements.

Gaming again achieved double digit growth in operating profit*. Provincial casinos were particularly strong, off-setting a flatter performance at Mecca, while Blue Square performed in-line with expectations following its acquisition by the Group in January 2003. The financial results from Hard Rock were disappointing, as the continued positive trend in like-for-like food and beverage sales was outweighed by poor merchandise sales. Deluxe performed better than expected with another excellent result in Film, more than compensating for the anticipated reduction in profits at Deluxe Media as the business migrates from VHS to DVD.

*Operating profit before goodwill amortisation and exceptional items.

Development

During 2003, the Group continued to develop each of its three business divisions through a combination of product development and carefully planned investment. This will continue in 2004, with the focus of new investment becoming increasingly centred on Gaming, as the content and timing of gaming deregulation in the UK becomes clearer.

Gaming

In Mecca Bingo, the clubs at York and West Bromwich were relocated in 2003. Since the year end, the club in Burton has been relocated and plans are underway for further relocations in Bolton, Glasgow, Ellesmere Port and Edinburgh, all of which are expected to be completed during 2004. By the end of 2004 Mecca and Grosvenor will have four facilities sharing the same premises, which will ease the potential transition to multi-gaming when the law allows. With approximately
2.8 million square feet of licensed gaming space, the Mecca estate is a major asset of the Group and will play a key role in our gaming deregulation strategy.

Grosvenor Casinos also had a busy 2003 with the refurbishment and expansion of the Park Tower in central London, and the relocation of casinos in Huddersfield, Portsmouth and Plymouth. This takes the total number of casinos which are new builds to 13, out of a total of 34 currently in operation. Two new casino licences have been granted in Stoke-on-Trent and Bolton, the latter being a converted supermarket with over 57,000 square feet which will also house the relocated Mecca Bingo club. Both of these casinos, together with the relocated Cardiff casino, are expected to open in 2004. Applications for at least five new casino licences are also planned. If successful, this would take the total number of casino licences in the UK to 41, strengthening the Group's market position.

The acquisition of Blue Square has transformed the Group's presence in the interactive gaming arena. Having successfully combined the Blue Square and Rank Interactive Gaming operations, the enlarged business now allows customers to bet with Blue Square and play games on the recently launched Meccagames.com using a single account. Product development continues apace - Aces High was launched in the autumn and has already proved very successful. Additional games and a Blue Square casino will be launched later this year. An application has been made to site the first Blue Square shop next to the Victoria Casino in London. Applications for a number of other shops are also planned for locations adjacent to some of the Group's casinos and bingo clubs. This will be a first step ahead of deregulation, when it is expected that sports betting will be permitted within casinos.

Deregulation

The deregulation process appears to be gathering momentum. The Joint Committee on the Draft Gambling Bill is due to publish its report on 8 April 2004, and it is expected that the Government will re-issue the Bill for a first reading later this year. Whilst the fine detail of what is proposed remains to be clarified, Rank believes that its strong position in the UK betting and gaming market leaves it well placed to benefit from the proposed changes.

Hard Rock

At Hard Rock, the focus remains on extending the brand into non-restaurant activities, principally hotels and casinos. The two hotel/casino developments on Seminole Indian land in Florida represent a major step towards increasing the proportion of Hard Rock profits coming from non-restaurant operations. The smaller of the two Seminole developments, located in Tampa, is expected to open next month with 250 hotel rooms and 90,000 square feet of gaming. The second development in Hollywood is due to open in May. Elsewhere, following a successful first phase financing, construction has now begun on a new US$235m Hard Rock Hotel and Casino in Biloxi, Mississippi, under the terms of a 20 year licence agreement.

In June 2003 we announced the formation of a joint venture with Sol Melia, the Spanish hotel group, to develop Hard Rock Hotels. The first hotel operated by the joint venture has opened in Chicago. Plans for a Hard Rock Hotel in San Diego have already been announced and we expect to be able to confirm plans for further hotels before the end of the year.

New owned cafes opened in Cardiff, Choctaw, Cologne, Detroit and Lisbon, with new franchised cafes in Moscow and Nassau. A total of ten new cafes are planned to open in 2004, five of which will be owned, including two within casino developments - one in Foxwoods, Connecticut, the other within the Seminole development in Hollywood, Florida.

Deluxe

Deluxe Film continued to grow customer volumes during 2003, supported by the new laboratories in Toronto and Rome and improved geographic coverage following investments in Spain and Australia. Deluxe Film's contract position was bolstered last year by the successful extension of three contracts, further securing its position as the world's leading film processing business.

In Deluxe Media, the on-going transition from VHS to DVD continued with the concentration of all North American DVD replication into the low cost production facility in Arkansas. Following the acquisition of Disctronics in July 2003, the Group now has a substantial disc manufacturing presence in Europe. The distribution business continues to prosper on the back of strong market growth, while Digital Services, Deluxe's compression and authoring business, is now one of the largest in the North American market. The demand for DVD continues to grow rapidly and securing additional contracted business from major customers remains a key objective.

Financing

During 2003, the Group raised almost GBP1 billion in new finance from a variety of sources, which both lowered the Group's cost of borrowing and also improved the overall debt maturity profile. These facilities were partly used to refinance both the GBP226m of outstanding convertible preference shares and the GBP125m 2008 sterling bond which were redeemed in December 2003. Net debt was GBP700.5m at the year end with an average cost of borrowing of 5.4% for the year.

Current Trading and Outlook

The trading patterns experienced in the first eight weeks since the year end are similar to those experienced in 2003. Despite adverse currency movements, we expect to make progress during 2004 and underlying earnings can be expected to benefit from a much lower cost of capital following the refinancings completed in 2003. The main focus of our efforts in 2004 will be on Gaming where the opportunities for further development, especially following the proposed changes in the UK regulatory environment, could be significant.

The benefits from the investments made across all of the Group's businesses, accompanied by the continued prudent management of the Group's balance sheet, mean that the Board remains confident of delivering long-term returns for Rank shareholders. We are pleased to announce a 6% increase in the proposed final dividend to 9.3p per share, making a total dividend for the year of 13.9p per share.


Summary of Results


                                       Turnover              Profit before tax*

                                    2003      2002             2003       2002
                                    GBPm      GBPm             GBPm       GBPm

Gaming**                           865.7     518.4            117.2      104.8
Hard Rock                          234.0     242.7             23.1       27.6
Deluxe                             788.5     704.2             93.8       90.0
US Holidays                         37.7      43.2              6.0        8.1
Central costs and other                -         -            (17.1)      (9.9)
                                  --------  --------         --------   --------
Continuing operations including
acquisitions                     1,925.9   1,508.5            223.0      220.6
                                  ========  ========         ========   ========
Net income from associates and
joint ventures                                                  0.4        3.3

Managed businesses' interest                                  (29.7)     (22.6)
                                                             --------   --------
Profit before tax, exceptional
items and goodwill amortisation                               193.7      201.3

Amortisation of goodwill                                       (6.4)      (1.0)
                                                             --------   --------
Profit before tax and
exceptional items                                             187.3      200.3

Exceptional items                                             (58.0)      (2.3)
                                                             --------   --------
Profit before tax                                             129.3      198.0
                                                             ========   ========



Basic earnings per share before goodwill amortisation and
exceptionals                                                  20.1p      20.1p

Basic earnings per share before exceptional items             19.2p      19.9p

Basic earnings per share                                      14.3p      19.6p

Dividend per share                                            13.9p      13.2p

*before exceptional items and goodwill amortisation

**2002 turnover restated following the acquisition of Blue Square (see note 1)

Group turnover was 28% ahead of 2002 after including a GBP351m contribution from acquisitions, in particular Blue Square, which was acquired in January 2003. Turnover from continuing operations was up 4%, reflecting further growth in Gaming and Deluxe, offset by a weaker performance at Hard Rock and adverse currency movements. The movement in exchange rates between 2002 and 2003 reduced turnover by GBP26.4m.

Group operating profit before goodwill amortisation and exceptional items was up 1%, despite adverse currency movements which cost GBP4.6m. Gaming delivered another year of record profits with both Mecca Bingo and Grosvenor Casinos continuing to benefit from the investments made in new facilities and gaming products. The acquisition of Blue Square, and the accompanying operating synergies with Rank Interactive Gaming, helped to turn a GBP5.0m loss in 2002 into a GBP1.9m profit, before goodwill amortisation and exceptional items. Deluxe Film profit was up 15%, despite the loss of the Universal film contract during the year, reflecting continued strong underlying footage growth and the full year benefit of acquisitions made in 2002. In Deluxe Media, overall volumes in both manufacturing and distribution were up strongly, but, as expected, the impact of the transition from VHS to DVD led to lower profits for the year. The war in Iraq and the lack of any discernible upturn in travel and tourism meant that Hard Rock experienced another challenging year. Operating profit was down to GBP23.1m from GBP27.6m in 2002.

Managed businesses' interest payable before exceptional items was GBP7.1m higher than last year at GBP29.7m, largely reflecting higher debt levels, principally as a result of the acquisitions of Blue Square and Disctronics.

Earnings per share before goodwill amortisation and exceptional items of 20.1p was in-line with last year, reflecting a further reduction in the effective tax rate to 28.9% (2002 - 30.3%).

The Group has recorded a net pre-tax exceptional charge of GBP58.0m, offset by a tax credit of GBP26.1m. The pre-tax charge comprises restructuring costs in Deluxe Media of GBP35.8m, integration costs at Blue Square of GBP6.0m, a provision of GBP9.3m in respect of certain long-standing legal matters in the US (previously disclosed as contingent liabilities), costs associated with the redemption of the GBP125m 2008 bonds of GBP11.5m, and a credit of GBP4.6m from the release of certain disposal provisions which are no longer required. The tax credit of GBP26.1m includes GBP12.7m in respect of tax liabilities provided for on the previous disposal of the UK Holidays business which are no longer required.

The following table sets out the divisional results and profit before tax, stated after exceptional items and goodwill amortisation:


                                                            Profit before tax

                                                              2003        2002
                                                              GBPm        GBPm

Gaming                                                       108.7       104.8
Hard Rock                                                     23.1        27.6
Deluxe                                                        54.1        82.8
US Holidays                                                    6.0         8.1
Central costs and other                                      (26.4)       (9.9)
                                                            --------    --------
Continuing operations including acquisitions                 165.5       213.4
Net income from associates and joint ventures                  0.4         1.3
Non-operating items                                            4.6         5.9
Managed businesses' interest                                 (41.2)      (22.6)
                                                            --------    --------
Profit before tax                                            129.3       198.0
                                                            ========    ========



GAMING


                                              Turnover       Operating Profit*

                                           2003        2002     2003     2002
                                           GBPm        GBPm     GBPm     GBPm

Mecca Bingo
UK                                        233.1       231.7     72.6     72.4
Spain                                      24.6        18.6      6.8      4.6
                                         --------    -------- -------- --------
                                          257.7       250.3     79.4     77.0
Grosvenor Casinos
UK                                        173.7       163.3     32.0     29.9
Belgium                                     9.6         8.5      0.3     (0.2)
                                         --------    -------- -------- --------
                                          183.3       171.8     32.3     29.7
Rank Leisure Machine Services              52.8        50.0      3.6      3.1
Blue Square**                             371.9        46.3      1.9     (5.0)
                                         --------    -------- -------- --------
                                          865.7       518.4    117.2    104.8
                                         --------    -------- -------- --------
Goodwill amortisation                                           (2.5)       -
                                                              -------- --------
Total                                                          114.7    104.8
                                                              ======== ========


*before exceptional items

**2002 turnover restated following the acquisition of Blue Square (see note 1)

The Gaming division  delivered  another year of double digit growth in 2003 with
operating  profit  before  goodwill   amortisation  and  exceptional   items  of
GBP117.2m, a 12% increase over the previous year.


Mecca Bingo


UK Bingo statistics                    2003             2002           Change

Admissions (000s)                    21,066           22,678              -7%

Spend per head (GBP)                  11.06            10.22               8%


In the UK, the well-established trends at Mecca Bingo of lower admissions and higher spend per head continued. Turnover increased by 1% in the year and was affected in the fourth quarter by the removal of box office fees following the change to a gross profits tax regime at the end of October 2003. Operating profit was marginally ahead of 2002 at GBP72.6m, reflecting a very healthy 31% profit margin.

The growth in revenue at Mecca continues to be driven by the success of interval games and machines with an increase in spend per head of 11% and 9% respectively. The split of revenue by activity is shown below.


Analysis of UK bingo turnover

                                        2003             2002           Change
                                        GBPm             GBPm

Main stage bingo                        46.0             47.1              -2%
Interval games                         105.8            102.8               3%
Gaming machines                         57.2             56.8               1%
Food, beverage & other                  24.1             25.0              -4%
                                     ---------        ---------        ---------
                                       233.1            231.7               1%
                                     =========        =========        =========


By the end of 2003, the roll out of jackpot machines across the Mecca estate was virtually complete with a total of 353 jackpot machines installed, compared with 210 at 31 December 2002. A number of new gaming machines are currently being trialled under Section 21 of the Gaming Act in certain Mecca clubs. The early performance statistics have been encouraging and, if ultimately successful, the plan will be to roll out a number of these machines across the entire UK estate.

The clubs at York and West Bromwich were relocated to new purpose-built facilities during the year. Since the start of 2004, the club at Burton has also been moved to new premises and others at Bolton, Ellesmere Port, Glasgow and Edinburgh will all be relocated before the year end.

In Spain, Mecca continued to develop with good like-for-like growth in both revenue and operating profit, plus full year contributions from the three clubs acquired during 2002. A further club at Santiago de Compostela was added in October 2003, taking the total number of clubs in Spain to ten. The Spanish operation contributed GBP6.8m of operating profit.

Grosvenor Casinos

Turnover at Grosvenor Casinos was up by 6% and operating profit was up by 7%, despite difficult trading conditions in the London market during the year. The provincial casinos continued their strong growth trend with profits up a further 16% in the year.



                                        Turnover                 Operating
                                                                  Profit

                                 2003            2002        2003        2002
                                 GBPm            GBPm        GBPm        GBPm

UK
London - upper                   19.0            23.2         3.6         6.0
London - other                   54.2            55.5        10.4        11.7
Provincial                       91.5            83.3        26.3        22.7
Hard Rock                         9.0             1.3        (1.6)       (2.1)
Overheads                           -               -        (6.7)       (8.4)
                               --------        --------    --------    --------
                                173.7           163.3        32.0        29.9
                               ========        ========    ========    ========


                                  Admissions       Handle per head       Win %
                                      (000s)                 (GBP)

                            2003        2002      2003      2002   2003   2002

UK
London - upper                55          54     1,901     2,062   18.2%  20.9%
London - other               604         647       486       469   17.3%  17.1%
Provincial                 2,667       2,627       181       166   16.5%  16.6%
Hard Rock                    354          74       124        79   17.5%  16.7%


Profits at the Group's two upper end London casinos - the Clermont and the Park Tower - were below 2002 due largely to the impact of the major refurbishment of the Park Tower during the first half of the year and a lower win percentage at both casinos in the second half of the year. Since reopening in July with 40% additional gaming space, admissions and handle have increased substantially at the Park Tower.

Along with the rest of the market, the Group's three mid-market London casinos - the Victoria, the Connoisseur and the Gloucester - were affected by lower customer volumes in the run up to and following the war in Iraq. Admissions were down 7% and although handle per head was up 4%, overall handle was down resulting in lower levels of both turnover and operating profit.

The Group's provincial casinos enjoyed another strong year with turnover up 10% and operating profit up 16%. Since 2000, operating profits in this business have doubled as a result of the continuous investment in relocations, new licences and product development. This combination of initiatives succeeded again in increasing both admissions and handle per head in 2003. Whilst the relocation programme continues apace, the exceptional uplift in performance from the introduction of electronic roulette and the other new products during 2002 has now been realised. This factor, together with increased competition in certain key locations, resulted in a slowdown in the rate of growth in admissions and handle during the second half of the year.

The two Hard Rock casinos continued to make good progress in 2003. Both casinos enjoyed strong growth in attendance and handle and the London casino moved into profit during the second half of 2003 and is now the Group's second highest in terms of attendance. Both casinos are expected to benefit from deregulation and the ability to advertise the Hard Rock Casino concept.

Blue Square

Since its acquisition in January 2003 and integration with Rank Interactive Gaming, Blue Square has grown at an impressive rate. On a pro forma basis, assuming that the business had been owned for the full 12 months, stakes increased by 57% and gross win increased to GBP23.1m (2002 - GBP15.8m). With the launch of Meccagames.com, the introduction of a single account for both Blue Square and Meccagames customers, as well as the introduction of new games such as "Aces High", the number of active customers(1) increased by 50% compared with 2002.


                                  Turnover*                      Gross Win*

                          2003                2002          2003          2002
                          GBPm                GBPm          GBPm          GBPm

Internet                 178.5               142.9          11.1          10.8
Telebet                   77.3                48.0           3.9           1.9
Games                    134.1                57.2           8.1           3.1
                       ---------           ---------     ---------     ---------
           Total         389.9               248.1          23.1          15.8
                       =========           =========     =========     =========


* Restated to show Blue Square as if Rank had owned the business for the full year in both 2002 and 2003

The realisation of GBP5m of synergy benefits and cost savings from the acquisition resulted in a GBP1.9m operating profit before goodwill amortisation and exceptional items, compared with a GBP5m reported loss in 2002.

(1)Someone who has placed a bet within the last 12 months

Rank Leisure Machine Services

Operating profit at Rank Leisure Machine Services increased during the year to GBP3.6m (2002 - GBP3.1m). On 10 February 2004, the Group completed the disposal of this business to Gamestec Leisure Limited for GBP30m in cash.


HARD ROCK

                                             Turnover             Operating
                                                                    Profit

                                         2003        2002      2003      2002
                                         GBPm        GBPm      GBPm      GBPm

Owned cafes                             222.0       230.4      24.4      29.2
Cafe franchise and other income           6.3         6.7       5.8       6.2
Hotel franchise and other income          3.9         3.3       5.2       3.8
Territory sales                           1.8         2.3       1.8       2.3
Advertising and promotion                   -           -      (0.7)     (1.4)
Overheads                                   -           -     (13.4)    (12.5)
                                      ---------   --------- --------- ---------
                                        234.0       242.7      23.1      27.6
                                      =========   ========= ========= =========


Despite an encouraging performance in food and beverage revenues in the owned cafes and increased income from hotel franchises, the absence of any significant recovery in international travel and tourism continued to undermine merchandise sales and, together with negative currency movements, resulted in a reduction in operating profit to GBP23.1m (2002 - GBP27.6m).

Like-for-like sales for the year were down 3.1%. Whilst food and beverage sales were up 2.4%, merchandise sales were down 11.2%. The shortfall in merchandise sales remains concentrated in the major tourist locations such as Paris, Rome, London, New York and Orlando.


Hard Rock like-for-like cafe sales %


                                     Food and          Merchandise         Total
                                     Beverage

To 31 December 2003
North America                           3.1%              (10.5)%         (2.4)%
Europe                                 (0.2)%             (13.8)%         (5.6)%
                                    ---------          ----------      ---------
Total                                   2.4%              (11.2)%         (3.1)%
                                    ---------          ----------      ---------
8 weeks to 22 February 2004             3.5%               (8.9)%         (0.5)%


The like-for-like sales trends have been relatively steady since June 2003 with a marginal improvement towards the end of the year. In the eight weeks to 22 February 2004 like-for-like sales were down only 0.5%.

Profit from cafe franchise and other income was down 6% to GBP5.8m and was impacted by the outbreak of the SARS virus which particularly affected the cafes in the Far East. Hotel franchise and other income contributed GBP5.2m in 2003, reflecting a good performance by the Orlando hotel and dividends from the Group's interest in the Universal Rank Hotel partnership in Orlando. Territory fees included up front fees from the Biloxi casino and from the Hard Rock Cafe planned at Foxwoods. Central overheads increased due to one-off redundancy costs of GBP1.1m associated with the restructuring announced at the beginning of 2003.

The strategy of continuing to extend the Hard Rock brand into hotels and casinos took a major step forward during 2003 with the formation in June of a joint venture with Sol Melia to develop Hard Rock Hotels in the Americas and Europe. The Hard Rock Hotel in Chicago was the first hotel to open as part of the joint venture and is already attracting large amounts of media and customer interest. The joint venture has announced the development of a second hotel in San Diego, which is scheduled to open in 2006 and further potential projects are in the pipeline.

The first of the two Seminole Indian Nation developments, both branded Hard Rock, is expected to open in Tampa next month with 90,000 square feet of gaming, 1,500 slot machines, 55 poker tables, an 800-seater bingo facility; a 250 room hotel is also expected to open in March. The second development, in Hollywood, Florida, with 115,000 square feet of gaming, 2,000 slots, 65 poker tables, an 800-seater bingo facility and a 500 room hotel, is scheduled to open in May of this year. Elsewhere, the first phase of financing for a US$235m Hard Rock casino and hotel in Biloxi, Mississippi was completed at the beginning of 2004 and this is expected to open during the third quarter of 2005.



DELUXE


                                             Turnover             Operating
                                                                    Profit*

                                         2003         2002      2003      2002
                                         GBPm         GBPm      GBPm      GBPm

Film Services                           396.4        367.5      72.3      62.6
Media Services                          392.1        336.7      21.5      27.4
                                      ---------    --------- --------- ---------
                                        788.5        704.2      93.8      90.0
                                      ---------    --------- --------- ---------
Goodwill amortisation                                           (3.9)     (1.0)
                                                             --------- ---------
                                                                89.9      89.0
Associates and joint ventures                                    0.4       1.8
                                                             --------- ---------
Total                                                           90.3      90.8
                                                             ========= =========


*before exceptional items

Deluxe produced another strong result in difficult circumstances with turnover up 12% and operating profit up 4%. The overall result was achieved despite adverse currency movements which reduced operating profit by GBP3.5m, and reflected a very strong performance at Film, offset by the anticipated reduction in profit at Media, which was impacted by the continued transition from VHS to DVD.


Film Services


                                            Turnover             Operating
                                                                   Profit*

                                        2003         2002      2003      2002
                                        GBPm         GBPm      GBPm      GBPm

Film Laboratories                      372.7        366.6      63.9      62.3
Other services                          23.7          0.9       8.4       0.3
                                     ---------    --------- --------- ---------
                                       396.4        367.5      72.3      62.6
                                     =========    =========
Goodwill amortisation                                          (1.6)     (0.1)
                                                            --------- ---------
Total                                                          70.7      62.5
                                                            ========= =========

*before exceptional items

Film Services had an outstanding year in 2003 with operating profit up 15%. Film footage was up 3% despite the loss of the Universal film contract in March and the smaller Fox International contract in October 2003. Excluding these two contracts, contracted footage was up 10%. The growth in volume was due to the continued trend of increasing number of prints per title, as studios move to ever wider release patterns, together with the addition of a number of contracts from independent film producers. Major titles produced during the year included Lord of the Rings - The Return of the King, X-Men United, Charlies Angels 2, and Master and Commander. The outlook for 2004 for Film Laboratories will be affected by the full year impact of contract losses but the schedule looks promising and accordingly we would expect underlying volume growth to mitigate the impact of these contract losses.

Other services includes the results of ETS and Capital FX and benefited in 2003 from a full year's contribution from both businesses. ETS, the physical film distribution business, became a wholly-owned subsidiary at the end of 2002. Additional contract wins resulted in strong growth in operating profit. Capital FX has continued to build on its position in the UK laser sub-titling and digital effects market. Deluxe's involvement in the digital arena is supplemented by its 20% interest in EFILM, one of Hollywood's leading providers of digital intermediates, which is accounted for as an associate.

All of Deluxe's film contracts as at 31 December 2003 are secure until at least 2005, with 82% of 2003 contracted volume secure until at least 2006, with a weighted average contract life of 49 months.


Media Services


                                         Turnover               Operating
                                                                 Profit*

                                    2003            2002       2003       2002
                                    GBPm            GBPm       GBPm       GBPm

Video duplication                  111.2           178.9       (8.9)      18.1
DVD/CD replication                 150.6            55.7       13.7        3.2
Distribution services              106.8            90.8       11.5        5.3
Digital services                    23.5            11.3        5.2        0.8
                                ----------      ---------- ---------- ----------
                                   392.1           336.7       21.5       27.4
                                ==========      ==========
Goodwill amortisation                                          (2.3)      (0.9)
                                                           ---------- ----------
Total                                                          19.2       26.5
                                                           ========== ==========


*before exceptional items

The Group made significant progress towards completing the transition of the Media business in 2003. The transformation of the business from a pure VHS duplicator and distributor to a fully integrated DVD compression and authoring, replication and distribution business is now all but complete.

Key events during the year included the acquisition of Disctronics in July 2003, providing important European manufacturing capacity and making the Group one of the world's largest DVD manufacturers; the integration and rationalisation of the Ritek acquisition, which involved the relocation of plant, equipment and employees to a single production facility in Arkansas; and the commencement of a restructuring of the VHS business in Europe including the announcement to close the operations in Italy, Germany and Portugal.

The rate of decline of VHS continued to accelerate during the year with 160m units (2002 - 224m) being produced, leading to a decline in turnover of 38% and an operating loss of GBP8.9m. In contrast, the DVD/CD side of the business continued to make excellent progress. Total volume increased to 162m discs (2002
- 69m), revenue grew by 270% and operating profit increased fourfold with major titles produced in 2003 including the Indiana Jones box set and Seabiscuit. While technological advances have meant that the manufacturing costs are typically lower for DVD than VHS, the relative pricing and costs associated with the transition from VHS to DVD led to lower combined profits in VHS and DVD manufacturing. The global market for DVD grew by 46% in 2003 and is expected to continue to grow strongly.

The growth in demand for DVD was the major factor behind the growth in the distribution business where total volumes increased by 18% to 523m units (2002 - 443m units). Revenues increased by 18% to GBP106.8m (2002 - GBP90.8m) and operating profit more than doubled to GBP11.5m (2002 - GBP5.3m).

Digital Services doubled its revenues and grew profit to GBP5.2m, with particularly strong performance in the compression, encoding and authoring business.

US Holidays

The US Holidays business generated operating profit of GBP6.0m (2002 - GBP8.1m) and net cash of GBP7.8m (2002 - GBP13.0m).



Central costs and other


                                                   2003                    2002
                                                   GBPm                    GBPm

Central costs                                     (15.9)                 (14.3)
Other                                              (1.2)                   4.4
                                                ---------              ---------
                                                  (17.1)                  (9.9)
                                                =========              =========


Central costs and Other increased by GBP7.2m in the year. This is due to increased insurance costs and a net GBP1.2m expense in Other compared with a GBP4.4m profit in 2002.


Associates and joint ventures


                                                            2003          2002*
                                                            GBPm          GBPm

Deluxe associates and joint ventures                         0.4           1.8
BL Rank Properties (discontinued in 2002)                      -           1.5
                                                         ---------     ---------
                                                             0.4           3.3
                                                         =========     =========


*before exceptional items

Deluxe associates and joint ventures comprises the 20% interest in EFILM and the investment in Atlab. The acquisition of the remaining 50% of ETS on 31 December 2002 resulted in that business being consolidated within Deluxe.


Managed businesses' interest*

                                                            2003         2002
                                                            GBPm         GBPm

Interest payable and other charges                          44.8         33.0
Interest receivable                                        (13.0)        (9.5)
Profit on disposal of Seminole Bonds                        (2.1)           -
Net profit on redemption of fixed rate debt                    -         (0.9)
                                                         ---------    ---------
                                                            29.7         22.6
                                                         =========    =========
Average interest rate                                        5.4%         5.5%


*before exceptional items

Managed businesses' interest increased to GBP29.7m reflecting the acquisitions of Blue Square and Disctronics, together with deferred consideration relating to previous acquisitions. The increase in interest cost was offset by a GBP2.1m profit on disposal of the Group's US$25m investment in bonds acquired as part of the original financing for the two Seminole Hard Rock hotel and casino developments in Florida.

Taxation

The effective tax rate, before exceptional items, is 28.9% (2002 - 30.3%). The pre-exceptional current tax rate is 7.2% (2002 - 15.6%). Cash tax liabilities relating to 2003 profits benefited from tax losses in the US and certain transactions structured in a tax efficient way in the UK.

Dividend

A proposed final dividend of 9.3p per Ordinary share will be paid on 7 May 2004 to those shareholders on the register on 13 April 2004.

Exchange rates

The average exchange rates used and the net translation effect of changes in average exchange rates between 2002 and 2003 is summarised in the next table.


                                          Average          Impact on 2003
                                        exchange rate
                                                        Turnover    Operating
                                                                       Profit
                                       2003      2002        GBPm         GBPm

US dollar                              1.63      1.51      (45.8)        (7.0)
Canadian dollar                        2.32      2.40        2.4          0.1
Euro                                   1.45      1.59       15.2          2.2
Other                                                        1.8          0.1
                                                         ---------    ---------
                                                           (26.4)        (4.6)

Gaming                                                       2.9          0.6
Hard Rock                                                  (11.1)        (1.2)
Deluxe                                                     (15.1)        (3.5)
US Holidays                                                 (3.1)        (0.5)
                                                         ---------    ---------
                                                           (26.4)        (4.6)
Interest                                                                  2.0
                                                                      ---------
Net impact on profit before tax                                          (2.6)
                                                                      =========



Exceptional items

                                                                           GBPm

Exceptional items within operating profit

- Deluxe Media Services restructuring                                    (35.8)

- Blue Square restructuring                                               (6.0)

- Legal provision                                                         (9.3)

Non-operating exceptional items

- Release of disposal provisions                                           4.6

Exceptional items within net interest payable and similar charges

- Premium on redemption of GBP125m Eurobond                               (11.5)
                                                                        --------
                                                                         (58.0)

Tax

- Credit on exceptional items above                                       13.4

- Release of disposal provisions                                          12.7
                                                                        --------
                                                                         (31.9)
                                                                        ========

The Deluxe Media Services restructuring charge of GBP35.8m comprises:

                                                                            GBPm

Cost of closure of DVD facilities                                         15.4

Impairment charge in connection with VHS assets                           20.4
                                                                    ------------
Total                                                                     35.8
                                                                    ============


In North America, the transition from VHS to DVD involved the gradual relocation of DVD replication capacity from California to replace existing VHS capacity in Arkansas. This relocation programme is now complete and, as a consequence, the DVD plants in Ontario and Carson, California have been closed. This gave rise to an exceptional charge of GBP15.4m comprising redundancy costs of GBP3.2m, asset write-offs of GBP3.9m and property related costs of GBP8.3m.

The decline in VHS volumes and the consequent restructuring of Arkansas for DVD has led to a reassessment of the carrying value of the Group's VHS assets. This has resulted in an impairment charge of GBP20.4m being made against those assets.

In Europe, the decline in VHS has lagged behind US trends but volume was 20% down in 2003. As a consequence, subsequent to year end, the decision was taken to close the duplication plants in Germany, Italy and Portugal and concentrate duplication into just three locations in the UK, Spain and Sweden. These closures, together with further actions that will be taken to restructure the European VHS business, are expected to give rise to a further exceptional item of around GBP10m, which, in accordance with FRS 12 "Provisions, Contingent Liabilities and Contingent Assets", will be booked in 2004.

Blue Square was acquired for GBP65m in January 2003. The business was integrated with Rank Interactive Gaming, generating GBP5m of annualised operating cost savings. The cost of achieving these savings was GBP6m and this has been included as an exceptional charge in these results. The charge includes redundancy costs of GBP3.4m and asset write-offs of GBP2.6m.

As previously described in the contingent liabilities note to the Group accounts, the Group has been subject to a number of legal actions in the US, including class action suits. Since 30 June 2003, one of these actions has been settled and progress has been made on other actions, such that the Directors are now in a position to make a reasonable estimate of the possible liabilities associated with these actions. Accordingly, a provision of GBP9.3m has been included as an exceptional item in the results. Additional information required to be disclosed by FRS 12 is not disclosed on the grounds that it can be expected to prejudice the outcome of the outstanding actions concerned.

During the course of 1999 and 2000, the Group made disposals totalling approximately GBP1.4 billion. Various provisions which were made at the time of the disposals are now no longer deemed to be necessary, resulting in a write-back of GBP4.6m.

On 8 December, the Company redeemed all the Group's GBP125m 7.25% bonds so as to allow the subsequent redemption of the Group's outstanding convertible preference shares. This gave rise to a premium on redemption of the bonds totalling GBP11.5m.

The tax credit on the exceptional charge is GBP13.4m. In addition, an exceptional tax credit of GBP12.7m has been recognised in respect of tax liabilities provided on the disposal of the Holidays business which are no longer required.


Cash flow


                                                              2003        2002
                                                              GBPm        GBPm

Cash inflow from operating activities
Before Deluxe contract advances                              309.2       242.3
Deluxe contract advances, net of repayments                  (17.3)     (135.0)
                                                           ---------   ---------
                                                             291.9       107.3
Capital expenditure                                         (111.4)     (117.9)
Fixed asset disposals                                          5.7        21.0
                                                           ---------   ---------
Operating cash flow                                          186.2        10.4
Interest, tax and dividend payments                         (172.8)     (146.9)
                                                           ---------   ---------
Free Cash Flow                                                13.4      (136.5)
Acquisitions and investments*                               (123.6)      (57.5)
Disposals (including sale and leaseback transactions)          4.1        18.9
                                                           ---------   ---------
                                                            (106.1)     (175.1)
Issue of Blue Square convertible loan stock                   65.0           -
                                                           ---------   ---------
Cash outflow                                                 (41.1)     (175.1)
                                                           =========   =========


*including GBP65m of Blue Square debt

The Group generated GBP13.4m of cash before acquisitions and disposals but after interest, tax and dividends (2002 - outflow of GBP136.5m). This reflects a much reduced net outflow on Deluxe contract advances and a GBP30.6m inflow from working capital.


Capital expenditure


                                                               2003       2002
                                                               GBPm       GBPm

Gaming (excluding Rank Leisure Machine Services)               44.8       40.0
Hard Rock                                                      12.4       26.2
Deluxe                                                         33.7       30.4
US Holidays                                                     1.0        1.3
                                                              -------    -------
                                                               91.9       97.9
                                                              -------    -------
Rank Leisure Machine Services *                                19.5       20.0
                                                              -------    -------
Total                                                         111.4      117.9
                                                              =======    =======


*The depreciation charge associated with RLMS in 2003 was GBP17.8m (2002 - GBP16.6m).


Acquisitions and investments*

                                                                          2003
                                                                          GBPm

Blue Square                                                               64.3
Disctronics                                                               27.6
Other                                                                      7.4
Deferred consideration                                                    17.8
                                                                          ------
Purchase of subsidiaries (net of cash acquired)                          117.1
Purchase of investments
- Investment in Hard Rock Hotels                                           2.6
- Rank Group Ordinary shares                                               3.7
- Other                                                                    0.2
                                                                          ------
Total                                                                    123.6
                                                                          ======


*Cost of investment and related fees, offset by cash acquired.

On 27 January 2003, the Group completed the acquisition of Blue Square for a total consideration of GBP65m in unlisted, unsecured convertible loan stock. The loan stock, which became redeemable from the end of July 2003, is convertible into Rank Ordinary shares at a price of 282p per GBP1 of loan stock held. Full conversion of the loan stock, which if not converted beforehand will be redeemed for cash on 31 December 2004, would result in the issue of 23 million new Rank Ordinary shares.

In July 2003 the Group completed the acquisition of Disctronics, one of the largest independent DVD and CD replicators in Europe, for a total consideration of GBP34.3m, of which GBP6.7m relates to 2004 and 2005.


Net debt


                                                                          2003
                                                                          GBPm

Opening net debt                                                        (399.1)
Free cash flow                                                            13.4
Acquisitions, investments and disposals                                 (119.5)
Net redemption of preference shares                                      211.0)
Foreign currency translation                                              27.5
Other                                                                    (11.8)
                                                                        --------
Closing net debt                                                        (700.5)
                                                                        --------


Net debt at 31 December 2003 was GBP700.5m compared with GBP399.1m at 31 December 2002. Net debt as a percentage of shareholders' funds was 133% compared to 53% at 31 December 2002 reflecting the redemption of preference shares.

Pensions - SSAP 24

Rank continues to account for its pension costs under SSAP 24. Pension costs in the year were GBP7.0m; this reflects contributions offset by GBP4.7m of SSAP 24 surplus amortisation relating to the 2001 actuarial valuation of The Rank Pension Plan ("the Plan").

At 5 April 2001, the market value of the Plan's assets of GBP589.9m exceeded the market value of the Plan's liabilities by 9%, giving a surplus of GBP49.2m. The next actuarial valuation of the pension fund is scheduled for April 2004.

Pensions - FRS 17

In accordance with the provisions of FRS 17 "Retirement Benefits", at 31 December 2003 the deficit on this plan would be GBP64.8m (2002 - GBP90.9m). The reduction in the deficit includes a GBP49.1m credit due to the effect of changing the assumption regarding discretionary pension payments from 1.25% to nil.

SHAREHOLDER INFORMATION

Dividends

The proposed final dividend of 9.3p per Ordinary share, together with the interim dividend of 4.6p per Ordinary share, makes a total for the year of 13.9p (2002 - 13.2p). The total dividend for 2003 will be covered 1.4 times by earnings before exceptional items, based on 596.2 million Ordinary shares outstanding at 31 December 2003. The record date for the final dividend is 13 April 2004 and the payment date is 7 May 2004.

Annual General Meeting

The Annual General Meeting will be held at 11.30am on 27 April 2004 at The Radisson SAS Portman Hotel, 22 Portman Square, London W1H 7BG.

General

The financial information contained in this announcement is based on that contained in the full audited financial statements for the year ended 31 December 2003 dated 27 February 2004. The Directors approved this announcement on 27 February 2004.

This announcement does not constitute full accounts within the meaning of S.240 Companies Act 1985. The 2002 accounts for The Rank Group Plc have been delivered to the Registrar of Companies. The 2003 accounts for The Rank Group Plc have not yet been delivered to the Registrar of Companies.


GROUP PROFIT AND LOSS ACCOUNT

For the year ended 31 December

                                                                          2003
                                                Before   Exceptional     Total
                                           exceptional         items
                                                 items

                                                  GBPm          GBPm      GBPm

Turnover
Continuing operations                          1,574.7             -   1,574.7
(note 1 & 2)
Acquisitions                                     351.2             -     351.2
                                               ---------     --------- ---------
                                               1,925.9             -   1,925.9
                                               ---------     --------- ---------
Operating Profit before goodwill
amortisation                                     223.0         (51.1)    171.9
Goodwill amortisation                             (6.4)            -      (6.4)

Operating Profit

Continuing operations     (notes 2 & 3)          211.9         (51.1)    160.8

Acquisitions                                       4.7             -       4.7
                                               ---------     --------- ---------
                                                 216.6         (51.1)    165.5
Share of operating profit in associates
and joint ventures                                 0.8             -       0.8
                                               ---------     --------- ---------
                                                 217.4         (51.1)    166.3
Non-operating items
(note 3)                                             -           4.6       4.6
                                               ---------     --------- ---------
Profit (loss) before interest                    217.4         (46.5)    170.9
Interest:
Group                                            (29.7)        (11.5)    (41.2)
Share of associates and joint ventures            (0.4)            -      (0.4)
                                               ---------     --------- ---------
                                                 (30.1)        (11.5)    (41.6)
                                               ---------     --------- ---------
Profit (loss) before tax                         187.3         (58.0)    129.3
                                               ---------     --------- ---------
Tax (note 4)                                     (54.2)         26.1     (28.1)
                                               ---------     --------- ---------
Profit (loss) after tax                          133.1         (31.9)    101.2
Equity minority interests                         (2.3)          2.8       0.5
Preference dividends                             (17.1)            -     (17.1)
                                               ---------     --------- ---------
Earnings (loss)                                  113.7         (29.1)     84.6
                                               =========     ========= =========
Basic earnings per share before goodwill
amortisation                                      20.1p         (4.9)p    15.2p
Basic earnings per Ordinary share                 19.2p         (4.9)p    14.3p
Diluted earnings per Ordinary share               18.5p         (4.7)p    13.8p
Net dividend per Ordinary share                   13.9p

                                                                          2002
                                          Before   Exceptional           Total
                                     exceptional         items
                                           items
                                   (as restated)                 (as restated)
                                            GBPm          GBPm            GBPm
Turnover
Continuing operations                    1,508.5             -         1,508.5
(note 1 & 2)
Acquisitions                                   -             -               -
                                         ---------     ---------       ---------
                                         1,508.5             -         1,508.5
                                         ---------     ---------       ---------
Operating Profit before goodwill
amortisation                               220.6          (6.2)          214.4
Goodwill amortisation                       (1.0)            -            (1.0)

Operating Profit

Continuing operations                      219.6          (6.2)          213.4
(notes 2 & 3)
Acquisitions                                   -             -               -
                                         ---------     ---------       ---------
                                           219.6          (6.2)          213.4
Share of operating profit in
associates and joint ventures                4.8             -             4.8
                                         ---------     ---------       ---------
                                           224.4          (6.2)          218.2
Non-operating items
(note 3)                                       -           5.9             5.9
                                         ---------     ---------       ---------
Profit (loss) before interest              224.4          (0.3)          224.1
Interest:
Group                                      (22.6)            -           (22.6)
Share of associates and joint               (1.5)         (2.0)           (3.5)
ventures                                 ---------     ---------       ---------
                                           (24.1)         (2.0)          (26.1)
                                         ---------     ---------       ---------
Profit (loss) before tax                   200.3          (2.3)          198.0
                                         ---------     ---------       ---------
Tax (note 4)                               (59.8)          0.6           (59.2)
                                         ---------     ---------       ---------
Profit (loss) after tax                    140.5          (1.7)          138.8
Equity minority interests                   (2.1)            -            (2.1)
Preference dividends                       (21.0)            -           (21.0)
                                         ---------     ---------       ---------
Earnings (loss)                            117.4          (1.7)          115.7
                                         =========     =========       =========
Basic earnings per share before
goodwill amortisation                       20.1p         (0.3)p          19.8p

Basic earnings per Ordinary share           19.9p         (0.3p)          19.6p
Diluted earnings per Ordinary share         19.8p         (0.3)p          19.5p
Net dividend per Ordinary share             13.2p




GROUP BALANCE SHEET


                                                              As at      As at
                                                           31.12.03   31.13.02
                                                               GBPm       GBPm

Fixed assets
Intangible assets                                             123.9       52.3
Tangible assets                                               803.2      780.7
Investments                                                    63.6       67.4
                                                            ---------  ---------
                                                              990.7      900.4
                                                            ---------  ---------
Current assets
Stocks                                                         70.2       74.4
Debtors (including amounts falling due after more than one
year)                                                         776.4      731.5
Investments                                                     4.2       24.0
Cash and deposits                                             167.9       83.2
                                                            ---------  ---------
                                                            1,018.7      913.1
Creditors (amounts falling due within one year)
Loan capital and borrowings                                  (292.1)     (38.8)
Other                                                        (441.7)    (403.5)
                                                            ---------  ---------
                                                             (733.8)    (442.3)
Net current assets                                            284.9      470.8
                                                            ---------  ---------
Total assets less current liabilities                       1,275.6    1,371.2
Creditors (amounts falling due after more than one year)
Loan capital and borrowings                                  (580.5)    (467.5)
Other creditors and provisions                               (152.0)    (135.0)
                                                            ---------  ---------
                                                              543.1      768.7
                                                            =========  =========
Capital and reserves
Called up share capital                                        59.6      104.8
Share premium account                                          17.5       13.6
Other reserves                                                449.9      630.2
                                                            ---------  ---------
Shareholders' funds                                           527.0      748.6
                                                            ---------  ---------
Equity interests                                              527.0      522.0
Non-equity interests                                              -      226.6
                                                            ---------  ---------
Equity minority interests                                      16.1       20.1
                                                            ---------  ---------
                                                              543.1      768.7
                                                            =========  =========

GROUP CASH FLOW

For the year ended 31 December                                  2003      2002
                                                                GBPm      GBPm

Net cash inflow from operating activities (note 6)             291.9     107.3

Returns on investment and servicing of finance

Interest (net)                                                 (38.6)    (23.1)
Dividends paid to preference shareholders and minorities       (27.0)    (20.9)
                                                             --------- ---------
                                                               (65.6)    (44.0)
Tax paid (net)                                                 (27.8)    (27.1)

Capital expenditure and financial investment

Purchase of investments                                         (6.5)    (13.7)
Purchase of tangible fixed assets                             (111.4)   (117.9)
Sale of fixed assets and assets held for disposal                9.8      34.8
                                                             --------- ---------
                                                              (108.1)    (96.8)
Acquisitions and disposals

Purchase of subsidiaries                                       (53.7)    (38.7)
Net cash acquired                                                1.6       3.4
Investments in joint ventures and associates                       -      (8.5)
Sale of businesses and investments                                 -       5.1
                                                             --------- ---------
                                                               (52.1)    (38.7)
Ordinary dividends paid                                        (79.4)    (75.8)
                                                             --------- ---------
Cash outflow before use of liquid resources and financing      (41.1)   (175.1)
                                                             --------- ---------
Management of liquid resources                                  19.6     (18.8)
                                                             --------- ---------
Cash outflow before financing                                  (21.5)   (193.9)
Financing
(Redemption) Issue of share capital                           (211.0)      5.2

Changes in debt and lease financing
Debt due within one year:

new sterling borrowings                                         82.1         -
(repayment) drawdown of other short term loans and borrowings  (24.5)     25.8

Debt due after one year:

drawdown on syndicated facilities                              200.0     159.9
repayment of syndicated facilities                            (137.0)        -
new US dollar private placements                               304.3         -
repayment of sterling borrowings                              (125.0)        -
net movement on other long term facilities                       7.2     (25.5)

Capital element of finance lease rental payments                (3.8)     (0.5)
                                                             --------- ---------
Increase in financing                                           92.3     164.9
                                                             --------- ---------
Increase (decrease) in cash (note 7)                            70.8     (29.0)
                                                             ========= =========

GROUP RECOGNISED GAINS AND LOSSES

For the year ended 31 December                                  2003       2002
                                                                GBPm       GBPm

Profit for the financial year                                  101.7      136.7
Currency translation differences on foreign currency net
investments                                                    (10.0)    (26.5)
Tax on exchange adjustments offset in reserves                   8.8      (0.5)
                                                             --------- ---------
Total recognised gains and losses for the year                 100.5     109.7
                                                             ========= =========

MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS

For the year ended 31 December                                   2003     2002
                                                                 GBPm     GBPm

Profit for the financial year                                   101.7    136.7
Dividends payable                                               (99.9)   (97.0)
                                                               --------  -------
Retained profit for the year                                      1.8     39.7
Other recognised gains and losses (net)                          (1.2)   (27.0)
New share capital subscribed                                      3.9      5.3
Redemption of preference shares                                (226.1)       -
Goodwill realised on disposals                                      -      2.6
Amounts deducted in respect of shares issued to the QUEST           -     (0.7)
                                                               --------  -------
Net movement in shareholders' funds                            (221.6)    19.9
                                                               --------  -------
Opening shareholders' funds as previously stated                748.6    728.7
                                                               --------  -------
Closing shareholders' funds                                     527.0    748.6
                                                               ========  =======


Notes to the accounts:

1.Accounting policies

The Group has amended its interactive gaming revenue recognition policy to show gross turnover (stakes) rather than gross win, reflecting current industry standards. The change increases turnover by GBP43.9m for the year ended 31 December 2002. There is no impact on operating profit.


2. Segmental analysis by geographical area of origin


                                   Turnover by                  Operating
                                      origin                     profit by
                                                                  origin
                          2003                2002          2003          2002
                          GBPm                GBPm          GBPm          GBPm

United Kingdom         1,064.3               630.3          98.1         100.5
North America            665.6               707.6          87.7          98.2
Rest of the World        196.0               170.6          30.8          20.9
                      ----------          ----------    ----------    ----------
                       1,925.9             1,508.5         216.6         219.6
                      ==========          ==========    ==========    ==========




3. Exceptional and non-operating items


                                                               2003       2002
                                                               GBPm       GBPm

Exceptional items within operating profits:
Blue Square restructuring                                      (6.0)         -
Deluxe Media Services restructuring                           (35.8)         -
Legal provisions                                               (9.3)         -
Impairment of DVD assets within Deluxe                            -       (6.2)
                                                           ---------- ----------
                                                              (51.1)      (6.2)
Non-operating exceptional items:
Profit on previously discontinued operations                    4.6          -
Net loss on disposal of continuing operations                     -       (0.8)
Net loss on disposal of fixed assets in discontinued joint
venture                                                           -       (1.0)
Profit on disposal of interest in discontinued joint              -        7.7
venture                                                    ---------- ----------
                                                              (46.5)      (0.3)
                                                           ---------- ----------
Exceptional item within interest:
Premium on redemption of Eurobond                             (11.5)         -
Exceptional item within joint venture interest                    -       (2.0)
                                                             --------  ----------
                                                              (58.0)      (2.3)
Tax:
Credit on exceptional items                                    13.4        0.6
Release of disposal provisions                                 12.7          -
                                                           ---------- ----------
                                                              (31.9)      (1.7)
Minority Interests:
Share of exceptional item in Deluxe Media Services              2.8          -
                                                           ---------- ----------
Total                                                         (29.1)      (1.7)
                                                           ========== ==========


4. Tax charge

The tax charge may be analysed as follows:

                                                              2003         2002
                                                              GBPm         GBPm

Rank subsidiaries                                             54.0         58.4
Associates and joint ventures                                  0.2          1.4
                                                          -----------  ---------
                                                              54.2         59.8
                                                          ===========  =========
Exceptional tax credit                                       (26.1)        (0.6)
                                                          ===========  =========


Taxation has been provided at an effective rate of 28.9% (2002 - 30.3%) before exceptional items.

The following deferred tax asset has been recognised in the balance sheet in debtors. This asset primarily represents US tax losses and depreciable assets which are expected to be utilised against future profits.


                                                              2003        2002
                                                              GBPm        GBPm
                                                         ----------   ----------
Deferred tax asset                                            89.7       105.9
                                                         ===========  ==========


5. Weighted average number of shares

The weighted average number of Ordinary shares used in the calculation of basic earnings per share is 592.3m (2002 - 589.2m). Diluted earnings per share is calculated using 618.5m Ordinary shares (2002 - 592.4m). The number of Ordinary shares as at 31 December 2003 was 596.2m.


6. Reconciliation of operating profit to cash flow


                                                                2003      2002
                                                                GBPm      GBPm

Operating profit                                               165.5     213.4
Exceptional costs charged                                       51.1       6.2
                                                               -------   -------
                                                               216.6     219.6
Cash payments in respect of exceptional costs and provisions   (34.8)    (15.8)
Depreciation and goodwill amortisation                          94.9      80.6
Decrease (increase) in working capital                          30.6     (38.1)
Contract advance payments, net of repayments                   (17.3)   (135.0)
Other non-cash movements                                         1.9      (4.0)
                                                               -------   -------
Net cash inflow from operating activities                      291.9     107.3
                                                               =======   =======

7. Reconciliation to net debt

                                                              2003        2002
                                                              GBPm        GBPm

Increase (decrease) in cash                                   70.8       (29.0)
Increase in debt and lease financing                        (303.3)     (159.7)
Movement in liquid resources                                 (19.6)       18.8
                                                             -------     -------
Increase in net debt from cash flows                        (252.1)     (169.9)
Convertible bond                                             (65.0)          -
Borrowings and lease obligations acquired with
subsidiaries                                                 (11.8)      (10.9)
Gain on repayment of fixed rate debt                             -         1.0
Currency translation adjustment                               27.5        28.8
                                                             -------     -------
                                                            (301.4)     (151.0)
Net debt at 1 January                                       (399.1)     (248.1)

Net debt at 31 December                                     (700.5)     (399.1)
                                                             =======     =======

8. Exchange rates

The US$/GBP exchange rates for the relevant accounting periods were:

                                                                2003     2002
US$/GBP
Average                                                         1.63    1.51
Period-end                                                      1.79    1.61


9. Post balance sheet events

In January 2004, the Group issued GBP167.7m convertible bonds due 2009 which carry a coupon of 3.875%. The bonds are convertible into 39.9 million new Rank shares.

On 30 October 2003, the Group announced that it had agreed to sell the businesses, assets and liabilities of Rank Leisure Machine Services Limited and Rank Seasonal Amusements Limited (together "RLMS") to Gamestec Leisure Limited, for a total consideration of GBP30m in cash. The transaction completed on 10 February 2004. In the year to 31 December 2003, RLMS had turnover of GBP52.8m and operating profit of GBP3.6m.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  27 February 2004
                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary